Execution Version

AGENCY AGREEMENT

June 14, 2016

Americas Silver Corporation
145 King Street West, Suite 2870
Toronto, Ontario M5H 1J8

Attention:       Darren Blasutti
                         President and Chief Executive Officer

Dear Sir:

The undersigned, GMP Securities L.P. (“GMP”) and Medalist Capital Ltd., as co-lead agents, together with Cormark Securities Inc. and Mackie Research Capital Corporation (collectively, the “Agents” and each individually, an “Agent”) understand that Americas Silver Corporation (the “Company”) proposes to issue and sell up to 38,525,000 subscription receipts of the Company (the “Subscription Receipts”), at a price of $0.30 per Subscription Receipt (the “Subscription Price”), for aggregate gross proceeds of up to $11,557,500. The offering of the Subscription Receipts by the Company is referred to herein as the “Offering”.

Upon and subject to the terms and conditions set forth herein, the Agents hereby agree to act, and upon acceptance hereof the Company hereby appoints the Agents, as the Company’s exclusive agents to offer for sale on a “best efforts” agency basis, without underwriter liability, the Subscription Receipts and to arrange for purchasers for the Subscription Receipts in the Selling Jurisdictions (as defined herein) on a private placement basis pursuant to exemptions from the prospectus requirements of all applicable Securities Laws (as defined herein). The Company agrees that the Agents are under no obligation to purchase any of the Subscription Receipts but may purchase Subscription Receipts if desired.

In consideration of the services to be rendered by the Agents in connection with the Offering, the Company shall, at the Closing Time (as defined herein), pay to the Agents the Commission (as defined herein) and issue and deliver to the Agents the Broker Warrants (as defined herein) in such amounts and with such terms as set out in Section 14 hereof.

The Company agrees that the Agents will be permitted to appoint, at their sole expense, other registered dealers or other dealers duly qualified in their respective jurisdictions, as their agents to assist in the Offering in the Selling Jurisdictions and that the Agents may determine the remuneration payable by the Agents to such other dealers appointed by them, provided that such remuneration shall not in any way increase the aggregate Commission payable to the Agents by the Company under this Agreement.

Subscription Receipts

The gross proceeds from the sale of the Subscription Receipts less an amount equal to the expenses of the Agents (including the fees and disbursements of the Agents’ legal counsel) payable pursuant to Section 10 hereof (the “Escrowed Proceeds”) will be deposited on the Closing Date with and held by Computershare Trust Company of Canada (or such other subscription receipt agent agreed upon by the Company and GMP), as subscription receipt agent for the Company (the “Subscription Receipt Agent”), in accordance with the Subscription Receipt Agreement (as defined herein) pending satisfaction of the Release Conditions (as defined herein).

Provided that the Release Conditions are satisfied on or prior to 5:00 p.m. (Toronto time) on September 19, 2016 (the “Release Deadline”), the Subscription Receipt Agent will release the Escrowed Proceeds plus any interest or other income earned thereon (the “Escrowed Funds”) to the Company (less the Commission related to the sale of the Subscription Receipts, an amount equal to any remaining unpaid expenses of the Agents (including the fees and disbursements of the Agents’ legal counsel) payable pursuant to Section 10 hereof and the Agents’ pro rata portion of the interest earned on the Escrowed Proceeds, which amounts shall be released to GMP (on its own behalf and on behalf of the other Agents)) and each Subscription Receipt will be automatically converted into one unit of the Company (each, an “Underlying Unit”), subject to adjustment in certain circumstances in accordance with the Subscription Receipt Agreement, without payment of additional consideration and without any further action by the holder thereof (the “Escrow Release”).

If: (a) the Release Conditions are not satisfied prior to the Release Deadline; or (b) prior to the Release Deadline, the Company advises GMP (on its own behalf and on behalf of the other Agents) or announces to the public that it does not intend to satisfy the Release Conditions, the Subscription Receipt Agent will return to each holder of Subscription Receipts, an amount equal to the aggregate Subscription Price of the Subscription Receipts held by such holder and their pro rata portion of interest and other income earned on the Escrowed Proceeds (less applicable withholding tax, if any), and the Subscription Receipts will be cancelled. The Company shall be responsible and liable to the holders of Subscription Receipts for any shortfall between that amount and the Escrowed Funds.

The description of the Subscription Receipts herein is a summary only and is subject to the specific attributes and detailed provisions of the Subscription Receipts set forth in the Subscription Receipt Agreement. In the case of any inconsistency between the description of the Subscription Receipts in this Agreement and their terms and conditions as set forth in the Subscription Receipt Agreement, the provisions of the Subscription Receipt Agreement will govern.

Underlying Units

Each Underlying Unit will consists of one Common Share (as defined herein, and each Common Share comprising part of the Underlying Unit being, a “Unit Share”) and one-quarter of one Common Share purchase warrant (each whole Common Share purchase warrant being, a “Warrant”). Each Warrant shall entitle the holder thereof to acquire one Common Share (a “Warrant Share”) at an exercise price of $0.39 per Warrant Share until the Expiry Date (as defined herein), subject to adjustment in certain circumstances in accordance with the Warrant Indenture (as defined herein).

The description of the Warrants herein is a summary only and is subject to the specific attributes and detailed provisions of the Warrants set forth in the Warrant Indenture. In the case of any inconsistency between the description of the Warrants in this Agreement and their terms and conditions as set forth in the Warrant Indenture, the provisions of the Warrant Indenture will govern.

DEFINITIONS

In this Agreement, in addition to the terms defined above, the following terms shall have the following meanings:

“Act” means the Canada Business Corporations Act;

“affiliate”, “associate”, “distribution”, “material change”, “material fact”, “misrepresentation” and “subsidiary” have the respective meanings ascribed thereto in the Securities Act (Ontario);

“Affiliates” means the respective affiliates of the Agents;

“Agents” has the meaning ascribed to such term on the face page of this Agreement;

“Aggregate Subscription Price” means the aggregate gross proceeds from the sale and issue of the Subscription Receipts;

“Agreement” means this agreement, being the agreement resulting from the acceptance by the Company of the offer made by the Agents hereby;

“Broker Share” has the meaning ascribed to such term in Section 14 hereof;

“Broker Unit” has the meaning ascribed to such term in Section 14 hereof;

“Broker Unit Share” has the meaning ascribed to such term in Section 14 hereof;

“Broker Unit Warrant” has the meaning ascribed to such term in Section 14 hereof;

“Broker Warrant Certificates” means the certificates representing the Broker Warrants and containing the terms thereof;

“Broker Warrants” has the meaning ascribed to such term in Section 14 hereof;

“Business Day” means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in Toronto, Ontario are not open for business;

“Closing” means the completion of the issuance and sale of the Subscription Receipts as contemplated by this Agreement and the Subscription Agreements;

“Closing Date” means the day on which the Closing shall occur, being June 14, 2016, or such other day as the Company and GMP (on its own behalf and on behalf of the other Agents) may determine;

“Closing Time” means 9:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Company and GMP (on its own behalf and on behalf of the other Agents) may determine;

“Common Shares” means the common shares in the capital of the Company;

“Commission” has the meaning ascribed to such term in Section 14 hereof;

“Company” has the meaning ascribed to such term on the face page of this Agreement;

“Debt Instrument” means any agreement, note, loan, bond, debenture, indenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liability to which the Company or a Material Subsidiary is a party or otherwise bound and which is material to the Company on a consolidated basis, including but not limited to: (a) the senior secured facility agreement between U.S. Silver & Gold Inc. and Royal Capital Management Corp., among others, dated as of August 7, 2013, as amended on June 30, 2015 and November 9, 2015, and related security documentation; (b) the subordinated secured facility agreement between the Company and Ingalls & Snyder Value Partners L.P., among others, dated as of November 9, 2015, and related security documentation; and (c) the loan agreement between the Company, Royal Capital Management Corp. and Ingalls & Snyder LLC, among others, dated as of February 11, 2016, and related security documentation;

“Employee Plans” has the meaning ascribed to such term in Section 4(fff) hereof;

“Environmental Laws” means all applicable federal, provincial, territorial, state, regional, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign, including laws, statutes, ordinances, by-laws, regulations or orders, relating to the protection of the environment, occupational and human health and safety or the treatment, use, processing, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substances;

“Escrow Release” has the meaning ascribed to such term on the face page of this Agreement;

“Escrowed Funds” has the meaning ascribed to such term on the face page of this Agreement;

“Escrowed Proceeds” has the meaning ascribed to such term on the face page of this Agreement;

“Expiry Date” means 5:00 p.m. (Toronto time) on June 14, 2021;

“Financial Statements” has the meaning ascribed to such term in Section 4(aa) hereof;

“Galena Complex” means the Company’s mining property in the Coeur d’Alene Mining District of northern Idaho owned by U.S. Silver – Idaho, Inc.;

“GMP” has the meaning ascribed to such term on the face page of this Agreement;

“Governmental Entity” means any (a) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) subdivision, agent, commission, board, or authority of any of the foregoing, or (c) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under, or for the account of, any of the foregoing;

“Government Official” means any (a) official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, (b) salaried political party official, elected member of political office or candidate for political office, or (c) company, business, enterprise or other entity owned or controlled by any Person described in the foregoing clauses;

“including” means including without limitation;

“Leased Premises” means the premises which are material to the Company (on a consolidated basis) and which the Company or any Material Subsidiary occupies as a tenant;

“Material Adverse Effect” means any materially adverse change in or effect on the business, assets or properties, affairs, liabilities (contingent or otherwise), results of operations, capital or condition (financial or otherwise) of the Company (on a consolidated basis);

“Material Agreement” means any contract, commitment, agreement (written or oral), instrument, lease or other document, including any option agreement or licence agreement, to which the Company or a Material Subsidiary is a party or otherwise bound and which is material to the Company (on a consolidated basis);

“Material Properties” means the Galena Complex, the Nuestra Senora Mine and the San Rafael Property;

“Material Subsidiaries” means the material subsidiaries of the Company set out in Schedule “B” hereto;

“Money Laundering Laws” has the meaning ascribed to such term in Section 4(oo) hereof;

“Nuestra Senora Mine” means the Company’s silver-zinc-copper-lead mine in the Cosalá mining district in Sinaloa, Mexico 100% owned by the Company through its subsidiaries Minera Cosalá, S.A. de C.V. and Minera Platte River Gold, S. de R.L. de C.V.;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NI 45-106” means National Instrument 45-106 – Prospectus Exemptions;

“Offering” has the meaning ascribed to such term on the face page of this Agreement;

“Opinion Subsidiaries” means, collectively, Minera Cosalá S.A. de C.V., Minera Platte River Gold S.A. de R L de C.V., U.S. Silver – Idaho, Inc., United States Silver, Inc., U.S. Silver Corporation, RX Gold & Silver Inc. and U.S. Silver & Gold Inc.;

“Permit” means any material regulatory approval, licence, permit, approval, consent, certificate, registration, filing or other authorization of or issued by any Governmental Entity under applicable laws, including Environmental Laws;

“Person” includes any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), corporation, firm, partnership, sole proprietorship, syndicate, joint venture, trustee, trust, unincorporated organization or association, and pronouns have a similar extended meaning;

“Public Disclosure Documents” means, collectively, all of the documents which have been filed by or on behalf of the Company prior to the Closing Time with the relevant securities regulators pursuant to the securities laws of the Provinces of British Columbia, Alberta, Ontario and Québec, including all documents filed on SEDAR at www.sedar.com.

“Purchasers” means the Persons who, as purchasers or beneficial purchasers, acquire the Subscription Receipts by duly completing, executing and delivering the Subscription Agreements and any other required documentation;

“Release Conditions” means, collectively: (a) the Company having obtained the approval of its shareholders in accordance with applicable corporate and securities laws, including the rules and policies of the TSX, in respect of the issue of Underlying Units issuable upon conversion of the Subscription Receipts; (b) the Company having delivered to the Agents a certificate confirming that all regulatory, shareholder and other approvals required in respect of the Offering have been obtained; and (c) the Company and the Agents, acting reasonably, having delivered a joint notice to the Subscription Receipt Agent confirming that the escrow release conditions have been satisfied;

“Release Deadline” has the meaning ascribed to such term on the face page of this Agreement;

“San Rafael Property” means the Company’s silver-copper-gold-lead-zinc deposit in the Cosalá mining district in Sinaloa, Mexico 100% owned by the Company through its subsidiaries Minera Cosalá, S.A. de C.V. and Minera Platte River Gold, S. de R.L. de C.V.;

“Securities Laws” means, as applicable, the securities laws, regulations, rules, rulings and orders in each of the Selling Jurisdictions, the applicable policy statements, notices, blanket rulings, orders and all other regulatory instruments of the securities regulators in each of the Selling Jurisdictions, and the rules and policies of the TSX;

“Securities Regulators” means, collectively, the securities regulators or other securities regulatory authorities in the Selling Jurisdictions;

“Selling Jurisdictions” means the Provinces of British Columbia, Alberta, Ontario, Québec and Nova Scotia and such other jurisdictions outside of Canada and the United States as mutually agreed between the Company and the Agents;

“Subscription Agreements” means, collectively, the subscription agreements for the Subscription Receipts, in the form agreed upon by the Agents and the Company pursuant to which Purchasers agree to subscribe for and purchase the Subscription Receipts pursuant to the Offering as herein contemplated and shall include, for certainty, all schedules thereto; and

“Subscription Agreement” means any one of them, as the context requires;

“Subscription Price” has the meaning ascribed to such term on the face page of this Agreement;

“Subscription Receipt Agent” has the meaning ascribed to such term on the face page of this Agreement;

“Subscription Receipt Agreement” means the subscription receipt agreement dated the date hereof, entered into among the Company, GMP and the Subscription Receipt Agent, and governing the terms and conditions of the Subscription Receipts;

“Subsidiaries” means the subsidiaries of the Company set out in Schedule “A” hereto;

“Taxes” has the meaning ascribed to such term in Section 4(ll) hereof;

“Technical Reports” means, collectively (a) the technical report titled “Technical Report and Preliminary Feasibility Study for the San Rafael Property, Sinaloa, Mexico” dated April 29, 2016 (effective March 18, 2016) and prepared by and under the supervision of Thomas L. Dyer, P.E., Edwin R. Peralta, P.E., Paul Tietz, C.P.G. and Randy Powell, Q.P.M.; (b) the technical report titled “Technical Report and Preliminary Economic Assessment, Nuestra Señora, San Rafael and El Cajón Deposits” dated April 12, 2013 (effective December 31, 2012) and prepared by and under the supervision of Thomas L. Dyer, P.E., Steven Ristorcelli, C.P.G., Paul Tietz, C.P.G., Michael S. Lindholm, C.P.G., Jack McPartland, Q.P.M. and Pierre Lacombe, Eng.; and (c) the technical report titled “Technical Report, Galena Complex, Shoshone County, Idaho” dated March 22, 2013 (effective December 31, 2012 and March 19, 2013, as applicable) and prepared by and under the supervision of Fred Barnard PhD., C.P.G., Steve Milne, P.E. and Robert L. Sandefur, P.E.;

“to the knowledge of the Company” means the actual knowledge of the current directors and officers of the Company, after reasonable enquiry;

“Transfer Agent” means Computershare Investor Services Inc., in its capacity as transfer agent and registrar in respect of the Common Shares at its principal office in Toronto, Ontario;

“TSX” means the Toronto Stock Exchange;

“Underlying Unit” has the meaning ascribed to such term on the face page of this Agreement;

“Unit Share” has the meaning ascribed to such term on the face page of this Agreement;

“Unit Offering” means the private placement by the Company of 66,666,667 units of the Company to raise gross proceeds of $20,000,000 completed on June 9, 2016;

“United States” and “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“Warrant” has the meaning ascribed to such term on the face page of this Agreement;

“Warrant Agent” means Computershare Trust Company of Canada, in its capacity as warrant agent in respect of the Warrants and the Broker Unit Warrants at its principal office in Toronto, Ontario;

“Warrant Indenture” means the warrant indenture dated the date hereof, entered into between the Company and the Warrant Agent, and governing the terms and conditions of the Warrants and the Broker Unit Warrants; and

“Warrant Share” has the meaning ascribed to such term on the face page of this Agreement.

TERMS AND CONDITIONS

1.                  (a)                   Sale on Exempt Basis. The Agents shall offer for sale and sell the Subscription Receipts pursuant to the Offering in the Selling Jurisdictions in accordance with the terms of this Agreement, on a private placement basis in such a manner so as not to require registration thereof or filing of a prospectus, registration statement or similar disclosure document or imposing on the Company additional continuous reporting obligations under all applicable Securities Laws, all in compliance with such applicable Securities Laws.

(b)                  Filings. The Company agrees to comply with all applicable Securities Laws on a timely basis in connection with the Offering and undertakes to file, or cause to be filed, within the periods stipulated under applicable Securities Laws, all forms, undertakings and other documents required to be filed by the Company in connection with the issue and sale of the Subscription Receipts so that the distribution of the Subscription Receipts (and the Underlying Units and Warrant Shares) may lawfully occur without the necessity of filing a prospectus, a registration statement or an offering memorandum in the Selling Jurisdictions, and the Agents undertake to use their commercially reasonable best efforts to cause Purchasers to complete any forms required by applicable Securities Laws. All fees payable in connection with such filings shall be at the expense of the Company.

(c)                  No Offering Memorandum. Neither the Company nor the Agents shall (i) provide to prospective purchasers of the Subscription Receipts any document or other material that would constitute an offering memorandum or future oriented financial information within the meaning of Securities Laws; or (ii) engage in any form of general solicitation or general advertising in connection with the offer and sale of the Subscription Receipts, including but not limited to, by causing the sale of the Subscription Receipts to be advertised in any newspaper, magazine, printed public media or similar medium of general and regular paid circulation or broadcast over radio, television or telecommunications, including electronic display, or conduct any seminar or meeting in connection with the offer and sale of the Subscription Receipts whose attendees have been invited by general solicitation or general advertising.

(d)                  Legends. The Subscription Receipts, Unit Shares and Warrants (and the Warrant Shares, if issued prior to October 15, 2016) and the Broker Warrants (and the Broker Unit Shares, Broker Unit Warrants and Broker Shares, if issued prior to October 15, 2016) shall have attached to them, whether through the electronic deposit system of CDS, an ownership statement issued under a direct registration system or other electronic book-entry system, or on certificates that may be issued, as applicable, any legends as may be prescribed by CDS in addition to a legend substantially in the following form:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE OCTOBER 15, 2016.”

2.                  (a)                  Company Covenants. The Company hereby covenants to the Agents and to the Purchasers, and acknowledges that each of them is relying on such covenants in connection with the issuance and sale of the Subscription Receipts, as follows:

(i)

Due Diligence. The Company will allow the Agents and their representatives the opportunity to conduct all due diligence which the Agents may reasonably require to be conducted prior to the Closing Date.

(ii)

Delivery of Transaction Documents. The Company will duly execute and deliver this Agreement, the Subscription Agreements, the Subscription Receipt Agreement, the Warrant Indenture and the Broker Warrant Certificates at the Closing Time, and comply with and satisfy all terms, conditions and covenants therein contained to be complied with or satisfied by the Company.

(iii)

Maintain Reporting Issuer Status. The Company will use its commercially reasonable best efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of the securities laws in each of the Provinces of British Columbia, Alberta, Ontario and Québec until the date that is five years following the Closing Date, provided that this covenant shall not prevent the Company from completing any transaction which would result in the Company ceasing to be a “reporting issuer” so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada or cash, or the holders of Common Shares have approved the transaction in accordance with the requirements of applicable corporate and securities laws and the rules and policies of the TSX .

(iv)

Maintain Stock Exchange Listing. The Company will use its commercially reasonable best efforts to maintain the listing of the Common Shares for trading on the TSX and comply with the rules and policies of the TSX until the date that is five years following the Closing Date, provided that this covenant shall not prevent the Company from completing any transaction which would result in the Common Shares ceasing to be listed so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada or cash, or the holders of Common Shares have approved the transaction in accordance with the requirements of applicable corporate and securities laws and the rules and policies of the TSX. The Company will ensure that the Unit Shares, the Warrant Shares, the Broker Unit Shares and the Broker Shares are conditionally approved for listing and trading on the TSX on or prior to the Closing Date, subject only to customary post-closing conditions required to be satisfied within the applicable time frame pursuant to the rules and policies of the TSX.

(v)

Validly Issued Subscription Receipts. The Company will ensure that the Subscription Receipts upon issuance shall be duly and validly created, authorized and issued and shall have the attributes corresponding to the description thereof set forth in this Agreement, the Subscription Agreements and the Subscription Receipt Agreement.

(vi)

Validly Issued Shares. The Company will ensure that the Unit Shares upon issuance shall be duly and validly authorized and issued as fully paid and non -assessable Common Shares, and shall have the attributes corresponding to the description thereof set forth in this Agreement and the Subscription Agreements.

(vii)

Validly Issued Warrants and Broker Warrants. The Company will ensure that the Warrants and the Broker Warrants upon issuance shall be duly and validly created, authorized and issued and shall have the attributes corresponding to the description thereof set forth in this Agreement, the Warrant Indenture and the Broker Warrant Certificates, as applicable.

(viii)

Validly Issued Broker Unit Warrants. The Company will ensure, at all times until the date which is 24 months following the Closing Date, that the Broker Unit Warrants upon issuance shall be duly and validly created, authorized and issued and shall have the attributes corresponding to the description thereof set forth in this Agreement, the Warrant Indenture and the Broker Warrant Certificates.

(ix)

Validly Issued Underlying Shares. The Company will ensure, at all times prior to the Expiry Date, that sufficient Warrant Shares, Broker Unit Shares and Broker Shares are authorized and allotted for issuance upon due and proper exercise of the Warrants, the Broker Warrants and the Broker Unit Warrants. The Warrant Shares, the Broker Unit Shares and the Broker Shares, upon issuance in accordance with the terms of the Warrant Indenture and Broker Warrant Certificates, as applicable, shall be duly issued as fully paid and non-assessable Common Shares, and shall have the attributes corresponding to the description thereof set forth in this Agreement, the Warrant Indenture and the Broker Warrant Certificates, as applicable.

(x)

Subscription Receipt Agent. The Company will ensure that on or prior to the Closing Date the Subscription Receipt Agent has been duly appointed to act as subscription receipt agent in respect of the Subscription Receipts.

(xi)	Warrant Agent. The Company will ensure that on or prior to the Closing Date the Warrant Agent has been duly appointed to act as warrant agent in respect of the Warrants and the Broker Unit Warrants.

(xii)

Consents and Approvals. The Company will make or obtain, as applicable, at or prior to the Closing Time, all consents, approvals, permits, authorizations and filings as may be required by the Company for the consummation of the transactions contemplated herein (A) under Securities Laws, including the conditional approval for the Offering by the TSX, other than customary post-closing filings required to be submitted within the applicable time frame pursuant to Securities Laws and the rules and policies of the TSX, or (B) as may be otherwise required by the Company, including under any Material Agreement or Debt Instrument.

(xiii)

Regulatory Filings. The Company will execute and file with the Securities Regulators and the TSX all forms, notices and certificates required to be filed by the Company pursuant to the Securities Laws and the rules and policies of the TSX within the applicable time frame pursuant to Securities Laws and the rules and policies of the TSX, including, for certainty, Form 45-106F1 and Form 45-106F6, as applicable, of NI 45-106 and any other forms, notices and certificates set forth in the opinions delivered to the Agents pursuant to the closing conditions set forth in Section 7 hereof.

(xiv)

Standstill. The Company will not, directly or indirectly, issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, or agree to or announce any intention to, issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, any additional Common Shares or any securities convertible or exchangeable into Common Shares, other than pursuant to (A) the Offering; (B) the grant or exercise of stock options and other similar issuances pursuant to any stock option plan or similar share compensation arrangements in place prior to the date hereof; or (C) the issuance of Common Shares upon the exercise of convertible securities, warrants, options, or any other commitment or agreement outstanding prior to the date hereof, for a period of 90 days following the Closing Date, without the prior written consent of GMP (on its own behalf and on behalf of the other Agents), such consent not to be unreasonably withheld.

(xv)

Lock-Up Agreements. The Company will cause each of its directors and officers to enter into lock-up agreements in a form satisfactory to the Company and the Agents, in both cases acting reasonably, which shall be negotiated in good faith and contain customary provisions, pursuant to which each such person agrees to not, for a period of 90 days following the Closing Date, directly or indirectly, offer, sell, contract to sell, lend, swap, or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce any intention to offer, sell, contract to sell, grant or sell any option to purchase, hypothecate, pledge, transfer, assign, purchase any option or contract to sell, lend, swap or enter into any agreement to transfer the economic consequences of, or otherwise dispose of or deal with, whether through the facilities of a stock exchange, by private placement or otherwise, any Common Shares or other securities of the Company convertible into, exchangeable for or exercisable to acquire Common Shares, directly or indirectly, unless (A) they first obtain the prior written consent of GMP (on its own behalf and on behalf of the other Agents), such consent not to be unreasonably withheld; or (B) any such step is pursuant to a take-over bid or similar transaction involving a change of control of the Company.

(xvi)

Use of Proceeds. The Company shall use the net proceeds realized under the Offering for capital programs at the Galena Complex and the San Rafael Property, debt repayment, working capital and general corporate purposes.

(xvii)	Closing Conditions. The Company will fulfil or cause to be fulfilled, on or prior to the Closing Date, each of the conditions set forth in Section 7 hereof.

(b)                  Agent Covenants. Each Agent hereby severally, and neither jointly, nor jointly and severally, covenants and agrees to (and will use commercially reasonable best efforts to cause the selling group members to):

(i)

conduct all activities in connection with the Offering in compliance with applicable Securities Laws and all other laws applicable to the Agent (or an Affiliate of the Agent) or the selling group members;

(ii)

obtain from each Purchaser a completed and executed Subscription Agreement (including all certifications, forms and other documentation contemplated thereby or as may be required by applicable securities regulatory authorities) in a form acceptable to the Company and the Agents;

(iii)	not to solicit subscriptions for the Subscription Receipts except in accordance with the terms and conditions of this Agreement and the Subscription Agreements;

(iv)	in connection with the Offering, not to make any representation or warranty with respect to the Subscription Receipts other than as set forth in this Agreement or the Subscription Agreements;

(v)

not to solicit, offer, sell, trade, distribute or otherwise do any act in furtherance of a trade of the Subscription Receipts in such manner as to require registration of the Subscription Receipts or the filing of a prospectus, registration statement or any similar document under the laws of any jurisdiction or to subject the Company to any continuous disclosure or other similar reporting requirements under the laws of any jurisdiction to which it is not currently subject;

(vi)

not engage in or authorize, directly or indirectly, and will not engage in or authorize, directly or indirectly, any form of general advertising in connection with or in respect of the Subscription Receipts in any newspaper, magazine, printed media of general and regular paid circulation or any similar medium, or broadcast over radio or television or otherwise or conduct any seminar or meeting concerning the offer or sale of the Subscription Receipts whose attendees have been invited by any general solicitation or general advertising; and

(vii)

provide to the Company all necessary information in respect of the Agents (and will use its commercially reasonable efforts to provide to the Company all necessary information in respect of the Purchasers and the selling group members) to allow the Company to file, with the Securities Regulators, reports of the sale of the Subscription Receipts in accordance with applicable Securities Laws within ten days of the Closing.

No Agent will be liable for any act or omission of any other Agent, such other Agent’s Affiliates or any selling group member appointed by such other Agent, as the case may be.

3.                  (a)                  Material Changes During Distribution. During the distribution period, the Company shall promptly notify the Agents (and, if requested by the Agents, confirm such notification in writing) of any material change or change in a material fact (in either case, whether actual, anticipated, contemplated or threatened, financial or otherwise) or any event or development involving a prospective material change or change in a material fact or any other change in the business, affairs, operations, assets (including information or data relating to the estimated value or book value of assets), properties, liabilities (contingent or otherwise), capital, ownership, control or management of the Company or any Material Subsidiary which would constitute a material change to, or a change in a material fact concerning, the Company (on a consolidated basis) or any other change which is of such a nature.

During the distribution period, the Company shall promptly, and in any event, within any applicable time limitations, comply with all applicable filings and other requirements under applicable Securities Laws and any other applicable securities laws as a result of such change. During such period, the Company shall in good faith discuss with the Agents any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt as to whether notice need be given to the Agents pursuant to this Section 3(a).

(b)                  Press Releases. Subject to applicable law, the Company agrees that it shall obtain prior approval of GMP (on its own behalf and on behalf of the other Agents), such approval not to be unreasonably withheld, as to the content and form of any press release to be issued in connection with the Offering. In addition, in order to comply with applicable U.S. securities laws, any press release announcing or otherwise concerning the Offering shall include an appropriate notation on each page as follows: “Not for distribution to U.S. newswire services or dissemination in the United States. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.”

4.                  Representations and Warranties of the Company. The Company hereby represents and warrants to the Agents and to the Purchasers, and acknowledges that each of them is relying upon each of such representations and warranties in entering into the transactions contemplated hereby, that:

General Matters

(a)

Good Standing of the Company. The Company (i) has been duly incorporated and is up- to-date in all material corporate filings and in good standing under the Act; (ii) has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets; and (iii) has all requisite corporate power and authority to create, issue and sell the Subscription Receipts (and the Underlying Units and Warrant Shares) and to enter into and carry out its obligations under this Agreement, the Subscription Agreements, the Subscription Receipt Agreement, the Warrant Indenture and the Broker Warrant Certificates.

(b)

Subsidiaries. The Company does not have any subsidiaries within the meaning of the Securities Act (Ontario) other than the Subsidiaries and the Company’s direct or indirect percentage ownership of the outstanding shares of the Subsidiaries is accurately disclosed in Schedule “A” hereto, and all such shares are legally and beneficially owned by the Company or, in the case of shares held through Subsidiaries, by such Subsidiaries, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever, except for those liens, charges and encumbrances created pursuant to the Debt Instruments, all of such shares have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares (or the equivalent legal concept in another jurisdiction) and no Person has any right, agreement or option, present option, for the purchase from the Company of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of the Subsidiaries or any other security convertible into or exchangeable for any such shares. Each of the Subsidiaries is duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and no proceedings have been instituted or, to the knowledge of the Company, are pending for the dissolution or liquidation or winding- up of the Subsidiaries.

(c)

Material Subsidiaries. Other than the Material Subsidiaries, the Company has no other material subsidiaries and no other subsidiary owns, directly or indirectly, the Material Properties. Each of the Material Subsidiaries has all requisite corporate power and capacity to own, lease and operate, as applicable, its properties and assets and conduct its business as currently conducted. Drumlummon US Ltd. and Drumlummon Gold Corp. do not hold any material assets and are not subject to any material liabilities or obligations.

(d)

Carrying on Business. The Company and each of the Material Subsidiaries is, in all material respects, conducting its business in compliance with all applicable laws, rules and regulations (including all material applicable federal, provincial, municipal, and local environmental anti-pollution and licensing laws, regulations and other lawful requirements of any governmental or regulatory body, including but not limited to relevant exploration, concessions and permits) of each jurisdiction in which its business is carried on and is licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its properties or carries on business to enable its business to be carried on as now conducted and all such licences, registrations and qualifications are valid, subsisting and in good standing and it has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non- compliance with any such laws, regulations or permits.

(e)	No Proceedings for Dissolution. No proceedings have been taken, instituted or, are pending for the dissolution or liquidation of the Company or any of the Material Subsidiaries.

(f)

Freedom to Compete. Neither the Company nor any of the Material Subsidiaries is a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Company or any of the Material Subsidiaries to compete in any line of business, transfer or move any of its assets or operations or which would have a Material Adverse Effect.

(g)

Share Capital of the Company. The authorized capital of the Company consists of an unlimited number of Common Shares of which, as of the close of business on June 13, 2016 426,308,538 Common Shares were outstanding as fully paid and non- assessable shares in the capital of the Company.

(h)

Absence of Rights. Except as referred to in Schedule “C” hereto, no Person now has any agreement or option or right or privilege (whether at law, preemptive or contractual) capable of becoming an agreement for the purchase, subscription or issuance of, or conversion into, any unissued shares, securities, warrants or convertible obligations of any nature of the Company and the Subscription Receipts (and the Underlying Units and the Warrant Shares), upon issuance, will not be issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Company.

(i)

Common Shares are Listed. The issued and outstanding Common Shares are listed and posted for trading on the TSX and no order ceasing or suspending trading in the Common Shares or prohibiting the sale of the Subscription Receipts (or the Underlying Units or the Warrant Shares) or the issuance of the Broker Warrants has been issued and to the knowledge of the Company, no proceedings for such purpose has been threatened or are pending.

(j)

Stock Exchange Compliance. The Company has not taken any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on or from the TSX and the Company is currently in compliance with the rules and policies of the TSX.

(k)

Reporting Issuer Status. The Company is a “reporting issuer”, not included in a list of defaulting reporting issuers maintained by the securities regulators in the Provinces of British Columbia, Alberta, Ontario and Québec and in particular, without limiting the foregoing, since January 1, 2014 the Company has complied with its obligations to make timely disclosure of all material changes and material facts relating to it and there is no material change or material fact relating to the Company which has occurred and with respect to which the requisite news release has not been disseminated or material change report, as applicable, has not been filed with the securities regulators in the Provinces of British Columbia, Alberta, Ontario and Québec.

(l)	No Voting Control. The Company is not a party to any agreement, nor is the Company aware of any agreement, which in any manner affects the voting control of any of the securities of the Company.

(m)

Transfer Agent. The Transfer Agent at its principal office in Toronto, Ontario has been duly appointed as the registrar and transfer agent in respect of the Common Shares, the Subscription Receipt Agent at its principal office in Toronto, Ontario has been duly appointed as the subscription receipt agent in respect of the Subscription Receipts and the Warrant Agent at its principal office in Toronto, Ontario has been duly appointed as the warrant agent in respect of the Warrants and the Broker Unit Warrants.

(n)

Corporate Actions. All necessary corporate action has been taken by the Company so as to (i) validly create the Subscription Receipts and authorize the issuance of and issue the Subscription Receipts on Closing; (ii) validly authorize the issuance of and issue the Unit Shares as fully paid and non-assessable Common Shares upon the automatic conversion of the Subscription Receipts in accordance with the terms of the Subscription Receipt Agreement; (iii) validly create the Warrants and authorize the issuance of and issue the Warrants upon the automatic conversion of the Subscription Receipts in accordance with the terms of the Subscription Receipt Agreement; (iv) validly create the Broker Warrants and authorize the issuance of and issue the Broker Warrants on Closing; (v) validly create the Broker Unit Warrants and authorize the issuance of the Broker Unit Warrants upon the due exercise of the Broker Warrants in accordance with the terms of the Broker Warrant Certificates; and (vi) validly allot the Warrant Shares, the Broker Unit Shares and the Broker Shares and authorize the issuance of the Warrant Shares, the Broker Unit Shares and the Broker Shares as fully paid and non-assessable Common Shares upon the due exercise of the Warrants, the Broker Warrants and the Broker Unit Warrants in accordance with the terms of the Warrant Indenture and the Broker Warrant Certificates, as applicable.

(o)

Valid and Binding Documents. Each of the execution and delivery of this Agreement, the Subscription Agreements, the Subscription Receipt Agreement, the Warrant Indenture and the Broker Warrant Certificates and the performance of the transactions contemplated hereby and thereby have been authorized by all necessary corporate action of the Company and upon the execution and delivery thereof shall constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, provided that enforcement thereof may be limited by bankruptcy, insolvency and other laws affecting creditors’ rights generally, that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction, that the provisions relating to indemnity, contribution and waiver of contribution may be unenforceable and that enforceability may be limited by applicable laws in effect in the province of Ontario.

(p)

All Consents and Approvals. All consents, approvals, permits, authorizations or filings as may be required under Securities Laws necessary for: (i) the execution and delivery of this Agreement, the Subscription Agreements, the Subscription Receipt Agreement, the Warrant Indenture and the Broker Warrant Certificates, (ii) the issuance, creation, sale and delivery, as applicable, of the Subscription Receipts, the Unit Shares, the Warrants, the Warrant Shares, the Broker Warrants, the Broker Unit Shares, the Broker Unit Warrants and the Broker Shares, and (iii) the consummation of the transactions contemplated hereby and thereby, have been made or obtained, as applicable, other than filings required to be submitted within the applicable time frame pursuant to applicable Securities Laws.

(q)

Validly Issued Subscription Receipts. The Subscription Receipts have been duly and validly created and authorized for issuance and sale and when issued and delivered by the Company pursuant to this Agreement and the Subscription Receipt Agreement, the Subscription Receipts will be validly issued.

(r)

Validly Issued Broker Warrants. The Broker Warrants have been duly and validly created and authorized for issuance and when issued and delivered by the Company pursuant to this Agreement, the Broker Warrants will be validly issued.

(s)

Validly Authorized Unit Shares. The Unit Shares have been duly and validly authorized for issuance and when issued and delivered by the Company pursuant to this Agreement and the Subscription Receipt Agreement, the Unit Shares will be validly issued as fully paid and non-assessable Common Shares.

(t)

Validly Authorized Warrants. The Warrants have been duly and validly created and authorized for issuance and when issued and delivered by the Company pursuant to this Agreement and the Subscription Receipt Agreement, the Warrants will be validly issued.

(u)

Validly Authorized Broker Unit Warrants. The Broker Unit Warrants have been duly and validly created and authorized for issuance and, upon exercise of the Broker Warrants in accordance with the terms of the Broker Warrant Certificates, the Broker Unit Warrants will be validly issued.

(v)

Validly Authorized Underlying Shares. The Warrant Shares, the Broker Unit Shares and the Broker Shares have been duly and validly authorized for issuance and, upon exercise of the Warrants, the Broker Warrants and the Broker Unit Warrants in accordance with the terms of the Warrant Indenture and Broker Warrant Certificates, as applicable, and when the Warrant Shares, the Broker Unit Shares and the Broker Shares have been issued, delivered and paid for, the Warrant Shares, the Broker Unit Shares and the Broker Shares will be validly issued as fully paid and non-assessable Common Shares.

(w)

Material Agreements and Debt Instruments. All of the Material Agreements and Debt Instruments of the Company and each of the Material Subsidiaries have been disclosed in the Public Disclosure Documents and each is valid, subsisting, in good standing and in full force and effect, enforceable in accordance with the terms thereof. The Company and each of the Material Subsidiaries has performed all obligations (including payment obligations) in a timely manner under, and are in compliance with all terms and conditions contained in each Material Agreement and Debt Instrument. The Company and each of the Material Subsidiaries is not in violation, breach or default nor has it received any notification from any party claiming that the Company or any of the Material Subsidiaries are in violation, breach or default under any Material Agreement or Debt Instrument and no other party, to the knowledge of the Company, is in breach, violation or default of any term under any Material Agreement or Debt Instrument.

(x)

Previous Acquisitions. All previous acquisitions completed by the Company or any of the Subsidiaries of any securities, business or assets of any other entity have been fully and properly disclosed in the Public Disclosure Documents, were completed in compliance with all applicable corporate and securities laws and all necessary corporate and regulatory approvals, consents, authorizations, registrations, and filings required in connection therewith were obtained or made, as applicable, and complied with in all material respects.

(y)

Absence of Breach or Default. The Company and each of the Material Subsidiaries is not in breach or default of, and the execution and delivery of this Agreement, the Subscription Agreements, the Subscription Receipt Agreement, the Warrant Indenture and Broker Warrant Certificates and the performance by the Company of its obligations hereunder or thereunder, the issue and sale of the Subscription Receipts, the Unit Shares, the Warrants, the Warrants Shares, the Broker Warrants, the Broker Unit Shares, the Broker Unit Warrants and the Broker Shares and the consummation of the transactions contemplated hereby and thereby do not and will not conflict with or result in a breach or violation of any of the terms of or provisions of, or constitute a default under, whether after notice or lapse of time or both, (A) any statute, rule or regulation applicable to the Company or any of the Material Subsidiaries, including the Securities Laws; (B) the constating documents or resolutions of the directors (including of committees thereof) or shareholders of the Company and each of the Material Subsidiaries which are in effect at the date of hereof; (C) any Debt Instrument or Material Agreement; or (D) any judgment, decree or order binding the Company, any of the Material Subsidiaries or the properties or assets of the Company or the Material Subsidiaries.

(z)

No Actions or Proceedings. There are no material actions, proceedings or investigations (whether or not purportedly by or on behalf of the Company) currently outstanding, or to the knowledge of the Company, threatened or pending, against the Company or any of the Subsidiaries at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any Governmental Entity. There are no judgments or orders against the Company or any of the Subsidiaries which are unsatisfied, nor are there any consent decrees or injunctions to which the Company, the Subsidiaries or its properties or assets are subject.

(aa)

Financial Statements. The audited annual consolidated financial statements of the Company for the fiscal years ended December 31, 2015 and 2014 and the unaudited condensed interim consolidated financial statements as at and for the three- month periods ended March 31, 2016 and 2015 (collectively, the “Financial Statements”), contain no misrepresentations, present fairly, in all material respects, the financial position of the Company (on a consolidated basis) for the periods then ended and have been prepared in accordance with International Financial Reporting Standards, applied on a consistent basis throughout the periods involved.

(bb)	No Material Changes. Since December 31, 2015, except as disclosed in the Public Disclosure Documents:

(i)

there has not been any material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise) or results of operations of the Company or any Material Subsidiary, as applicable;

(ii)	there has not been any material change in the capital stock or long-term debt of the Company or any Material Subsidiary, as applicable; and

(iii)	the Company and each Material Subsidiary, as applicable, has carried on its business in the ordinary course.

(cc)

No Off-Balance Sheet Arrangements. There are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations) or liabilities of the Company or any Material Subsidiary which are required to be disclosed and are not disclosed or reflected in the Financial Statements.

(dd)

Internal Accounting Controls. The Company and each Material Subsidiary maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with International Financial Reporting Standards and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(ee)	Accounting Policies. There has been no change in accounting policies or practices of the Company or the Material Subsidiaries since December 31, 2015.

(ff)	Purchases and Sales. Neither the Company nor any Material Subsidiary has approved, entered into any agreement in respect of, or has any knowledge of:

(i)

the purchase of any material property or any interest therein, or the sale, transfer or other disposition of any material property or any interest therein currently owned, directly or indirectly, by the Company or any Material Subsidiary whether by asset sale, transfer of shares, or otherwise;

(ii)

the change of control (by sale or transfer of voting or equity securities or sale of all or substantially all of the assets of the Company or any Material Subsidiary or otherwise) of the Company or any Material Subsidiary; or

(iii)	a proposed or planned disposition of Common Shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding Common Shares.

(gg)

No Loans or Non-Arm’s Length Transactions. Neither the Company nor any Material Subsidiary is a party to any Debt Instrument or has any material loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any Person not dealing at arm’s length with the Company or any Material Subsidiary.

(hh)

Dividends. There is not, in the constating documents (or equivalent organizational or governing documents) or in any Debt Instrument, Material Agreement, or other instrument or document to which the Company or any Subsidiary is a party, any restriction upon or impediment to, the declaration of dividends by the directors of the Company or the payment of dividends by the Company to the holders of the Common Shares.

(ii)

Independent Auditors. The auditors of the Company are independent public accountants as required by the securities laws of the Provinces of British Columbia, Alberta, Ontario and Québec and there has not been any “reportable event” (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators) with respect to the present or any former auditor of the Company.

(jj)

Insurance. The assets of the Company and each Material Subsidiary and their respective businesses and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and neither the Company nor any Material Subsidiary has failed to promptly give any notice or present any material claim thereunder.

(kk)

Leased Premises. With respect to each of the Leased Premises, the Company and/or each applicable Material Subsidiary occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Company or any Material Subsidiary occupies the Leased Premises is in good standing and in full force and effect. The performance of obligations pursuant to and in compliance with the terms of this Agreement, and the completion of the transactions described herein by the Company, will not afford any of the parties to such leases or any other Person the right to terminate any such lease or result in any additional or more onerous obligations under such leases.

(ll)

Taxes. All taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Company and each Material Subsidiary have been paid, except where the failure to do so would not reasonably be expected to give rise to a Material Adverse Effect. All tax returns, declarations, remittances and filings required to be filed by the Company or a Material Subsidiary have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading. Other than as disclosed in the Public Disclosure Documents, to the knowledge of the Company, no examination of any tax return of the Company or any Material Subsidiary is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any Taxes that have been paid, or may be payable, by the Company or a Material Subsidiary, except where such examinations, issues or disputes, individually or collectively, would not have a Material Adverse Effect .

(mm)

Compliance with Laws, Filings and Fees. The Company and each Material Subsidiary has complied in all material respects with all relevant statutory and regulatory requirements required to be complied with prior to the Closing Time in connection with the Offering. All filings and fees required to be made and paid by the Company and each Material Subsidiary pursuant to applicable Securities Laws and other applicable securities laws and general corporate law have been made and paid. Neither the Company nor any Material Subsidiary is aware of any legislation, or proposed legislation published by a legislative body, which it anticipates will have a Material Adverse Effect .

(nn)

Anti-Bribery Laws. Neither the Company nor any Material Subsidiary nor, to the knowledge of the Company, any director, officer, employee, consultant, representative or agent of the foregoing, has (i) violated any anti -bribery or anti-corruption laws applicable to the Company or any Material Subsidiary, including but not limited to the U.S. Foreign Corrupt Practices Act and Canada’s Corruption of Foreign Public Officials Act, or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (X) to any Government Official, whether directly or through any other Person, for the purpose of influencing any act or decision of a Government Official in his or her official capacity; inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a Government Official to influence or affect any act or decision of any Governmental Entity; or assisting any representative of the Company or any Material Subsidiary in obtaining or retaining business for or with, or directing business to, any Person; or (Y) to any Person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. Neither the Company nor any Material Subsidiary nor, to the knowledge of the Company, any director, officer, employee, consultant, representative or agent of foregoing, has (i) conducted or initiated any review, audit, or internal investigation that concluded the Company or any Material Subsidiary, or any director, officer, employee, consultant, representative or agent of the foregoing violated such laws or committed any material wrongdoing, or (ii) made a voluntary, directed, or involuntary disclosure to any Governmental Entity responsible for enforcing anti-bribery or anti-corruption laws, in each case with respect to any alleged act or omission arising under or relating to non- compliance with any such laws, or received any notice, request, or citation from any Person alleging non-compliance with any such laws.

(oo)

Anti-Money Laundering. The operations of the Company and each Material Subsidiary are and have been conducted at all times in compliance with applicable financial record- keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws ”) and no action, suit or proceeding by or before any court or Governmental Entity or any arbitrator involving the Company or any Material Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(pp)

Directors and Officers. Other than as disclosed in the Public Disclosure Documents, none of the directors or officers of the Company or any Material Subsidiary are now, or have ever been, (i) subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange, or (ii) subject to an order preventing, ceasing or suspending trading in any securities of the Company or other public company.

(qq)

Related Parties. None of the directors, officers or employees of the Company or any Material Subsidiary, any known holder of more than 10% of any class of shares of the Company, or any known associate or affiliate of any of the foregoing persons or companies, has had any material interest, direct or indirect, in any material transaction within the previous two years or any proposed material transaction with the Company or any Material Subsidiary which, as the case may be, materially affected, is material to or will materially affect the Company or any Material Subsidiary.

(rr)

Fees and Commissions. Other than the Agents (or any members of their selling group) pursuant to this Agreement, there is no Person acting or purporting to act at the request of the Company who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the Offering or transactions contemplated herein.

(ss)

Entitlement to Proceeds. Other than the Company, there is no Person that is or will be entitled to the proceeds of the Offering under the terms of any Debt Instrument, Material Agreement, or other instrument or document (written or unwritten);

(tt)

Minute Books and Records. The minute books and records of the Company and the Material Subsidiaries which the Company has made available to the Agents and their counsel Cassels Brock & Blackwell LLP in connection with their due diligence investigation of the Company and the Material Subsidiaries for the period from January 1, 2014 to the date of examination thereof are all of the minute books and all of the records of the Company and the Material Subsidiaries for such period and contain copies of all constating documents, including all amendments thereto, and all proceedings of securityholders and directors (and committees thereof) and are complete in all material respects.

(uu)

Continuous Disclosure. The Company is in compliance in all material respects with its continuous disclosure obligations under the securities laws of the Provinces of British Columbia, Alberta, Ontario and Québec and, without limiting the generality of the foregoing, there has not occurred an adverse material change, financial or otherwise, in the assets, properties, affairs, liabilities, obligations (contingent or otherwise), business, condition (financial or otherwise), results of operations or capital of the Company or any Material Subsidiary which has not been publicly disclosed since January 1, 2014 and the information and statements in the Public Disclosure Documents were true and correct as of the respective dates of such information and statements and at the time such documents were filed on SEDAR, do not contain any misrepresentations and no material facts have been omitted therefrom which would make such information materially misleading, and the Company has not filed any confidential material change reports which remain confidential as at the date hereof. The Company is not aware of any circumstances presently existing under which liability is or would reasonably be expected to be incurred under Part XXIII.1 – Civil Liability for Secondary Market Disclosure of the Securities Act (Ontario) and analogous provisions under the securities laws of the Provinces of British Columbia, Alberta and Québec.

Mining and Environmental Matters

(vv)

Properties and Assets. The Company is the absolute legal and beneficial owner of, and has good and marketable title to, all of the material properties or assets thereof as described in the Public Disclosure Documents, such properties and assets are free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, except for those liens, charges and encumbrances created pursuant to the Debt Instruments, or permitted under the Debt Instruments and which do not materially adversely impair the value of such properties or assets or their use by the Company or its Subsidiaries in the normal course of the Company’s business, and no other property rights (including surface or access rights) are necessary for the conduct of the business of the Company and the Material Subsidiaries as currently conducted; neither the Company nor any Material Subsidiary knows of any claim or basis for any claim that might or could adversely affect the right of the Company or the Material Subsidiaries to use, transfer, access or otherwise exploit such property rights; and, except as disclosed in the Public Disclosure Documents, neither the Company nor any Material Subsidiary has any responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any Person with respect to the property rights thereof. The leased property at the Galena Complex that was initiated in the 1996 calendar year through to the 1998 calendar year is not material to the Company and the termination thereof would not result in a Material Adverse Effect.

(ww)

Material Property and Mining Rights. The Company and the Material Subsidiaries hold either freehold title, mining leases, mining concessions, mining claims or other conventional property, proprietary or contractual interests or rights, including access and surface rights, recognized in the jurisdiction in which the material properties are located in respect of the ore bodies and specified minerals located in the material properties in which the Company and the Material Subsidiaries have an interest under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Company and the Material Subsidiaries to access the material properties and explore and exploit the minerals relating thereto, except where the failure to have such rights or interests would not have a Material Adverse Effect; all such properties, leases, concessions or claims in which the Company and the Material Subsidiaries have any interests or rights have been validly located and recorded in accordance with all applicable laws and are valid, subsisting and in good standing, in all material respects.

(xx)

Valid Title Documents. Any and all of the agreements and other documents and instruments pursuant to which the Company and the Material Subsidiaries hold their material properties and assets (including any option agreement or any interest in, or right to earn an interest in, any properties and assets) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof, the Company and the Material Subsidiaries are not in default of any of the material provisions of any such agreements, documents or instruments, nor has any such default been alleged. Neither the Material Properties or assets (nor any option agreement or any interest in, or right to earn an interest in, properties or assets) of the Company or the Material Subsidiaries are subject to any right of first refusal or purchase or acquisition rights.

(yy)

Possession of Permits and Authorizations. The Company and each Material Subsidiary has obtained all Permits necessary to carry on the business of the Company and each Material Subsidiary as it is currently conducted. The Company and the Material Subsidiaries are in compliance with the terms and conditions of all such Permits except where non- compliance would not reasonably be expected to have a Material Adverse Effect. All of the Permits issued to date to the Company and the Material Subsidiaries are valid, subsisting, in good standing and in full force and effect and neither the Company nor any Material Subsidiary has received any notice of proceedings relating to the revocation or modification of any such Permits or any notice advising of the refusal to grant any Permit that has been applied for or is in process of being granted .

(zz)

No Expropriation. No part of the properties, mining rights or permits of the Company or any Material Subsidiary have been taken, revoked, condemned or expropriated by any Governmental Entity nor has any written notice or proceedings in respect thereof been given, or to the knowledge of the Company, been commenced, been threatened or is pending, nor does the Company or any Material Subsidiary have any knowledge of the intent or proposal to give such notice or commence any such proceedings.

(aaa)

No Indigenous Claims. There are no claims or actions with respect to indigenous rights currently outstanding, or to the knowledge of the Company, threatened or pending, with respect to the properties of the Company or any Material Subsidiary. There are no material land entitlement claims having been asserted or any legal actions relating to indigenous issues having been instituted with respect to the properties of the Company or any Material Subsidiary, and no material dispute in respect of the properties of the Company or any Material Subsidiary with any local or indigenous group exists or, to the knowledge of the Company, is threatened or imminent.

(bbb)	Environmental Matters.

(i)	The Company and each Material Subsidiary is in material compliance with all Environmental Laws.

(ii)

Neither the Company nor the Material Subsidiaries has used, except in material compliance with all Environmental Laws and Permits, any properties or facilities which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any hazardous substance.

(iii)

Neither the Company nor the Material Subsidiaries, nor to the knowledge of the Company, any predecessor companies, have received any notice of, or been prosecuted for an offence alleging, non-compliance with any laws, ordinances, regulations and orders, including Environmental Laws, and neither the Company nor the Material Subsidiaries have settled any allegation of non-compliance short of prosecution. There are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company and the Material Subsidiaries and the Company and the Material Subsidiaries have not received notice of any of the same.

(iv)

To the knowledge of the Company, there have been no past unresolved claims, complaints, notices or requests for information received by the Company or any Material Subsidiary with respect to any alleged material violation of any Environmental Laws, and to the knowledge of the Company, none that are threatened or pending . No conditions exist at, on or under any properties now or previously owned, operated or leased by the Company or any Material Subsidiary which, with the passage of time or the giving of notice or both, would give rise to liability under any law, statute, order, regulation, ordinance or decree that, individually or in the aggregate, has or would have a Material Adverse Effect.

(v)

Except as ordinarily or customarily required by applicable permit, neither the Company nor the Material Subsidiaries have received any notice wherein it is alleged or stated that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any law including any Environmental Laws. Neither the Company nor any Material Subsidiary has received any request for information in connection with any federal, state, municipal or local inquiries as to disposal sites .

(vi)

There are no environmental audits, evaluations, assessments, studies or tests relating to the Company or any Material Subsidiary except for ongoing assessments conducted by or on behalf of the Company and the Material Subsidiaries in the ordinary course.

(ccc)

Scientific and Technical Information. The Company is in compliance with the provisions of NI 43-101 and has filed all technical reports in respect of its material properties required thereby, which remain current as at the date hereof. The Technical Reports comply in all material respects with the requirements of NI 43-101 and there is no new material scientific or technical information concerning the Material Properties since the date thereof that would require a new technical report to be issued under NI 43-101. The Company and the Material Subsidiaries made available to the authors of the Technical Reports, prior to the issuance thereof, for the purpose of preparing such reports, all information requested by them and none of such information contained any misrepresentation at the time such information was provided. The information set forth in the Public Disclosure Documents relating to scientific and technical information, including the estimates of the mineral resources and mineral reserves of the Material Properties, has been prepared in accordance with Canadian industry standards set forth in NI 43-101 and in compliance with the securities laws of the Provinces of British Columbia, Alberta, Ontario and Québec . The method of estimating the mineral resources and mineral reserves has been verified by mining experts who are “qualified persons” (within the meaning of NI 43-101), all material assumptions underlying the mineral resource and mineral reserve estimates are reasonable and appropriate, the information upon which the estimates of mineral resources and mineral reserves were based, was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material changes to such information since the date of delivery or preparation thereof.

(ddd)

Title Opinions. The title opinions as provided to the Agents on the Closing Date pursuant to Section 7(f) hereof reflect all material claims, tenements, holdings and other land rights containing substantially all of the known mineral resources and mineral reserves of the Nuestra Senora Mine and San Rafael Property and the mineral reserves of the Galena Complex.

Employment Matters

(eee)

Employment Laws. The Company and each Material Subsidiary is in material compliance with all federal, national, regional, provincial and local laws and regulations respecting employment and employment practices, terms and conditions of employment, workers’ compensation, occupational health and safety and pay equity and wages. There are no material claims, complaints, outstanding decisions, orders or settlements or pending claims, complaints, decisions, orders or settlements under any human rights legislation, employment standards legislation, workers’ compensation legislation, occupational health and safety legislation or similar legislation nor has any event occurred which may give rise to any of the foregoing.

(fff)

Employee Plans. Each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company or any Material Subsidiary for the benefit of any current or former director, officer, employee or consultant of the Company or any Material Subsidiary (the “Employee Plans ”) has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans, in each case in all material respects and has been publicly disclosed to the extent required by the securities laws of the Provinces of British Columbia, Alberta, Ontario and Québec.

(ggg)

Record-Keeping. All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or state pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the books and records of the Company and each Material Subsidiary, as applicable.

(hhh)

Labour Matters. There is not currently any labour disruption, dispute, slowdown, stoppage, complaint or grievance outstanding, or to the knowledge of the Company, threatened or pending, against the Company or any Material Subsidiary which is adversely affecting or could adversely affect, in a material manner, the carrying on of the business of the Company or the Material Subsidiaries and, other than as disclosed in the Public Disclosure Documents, no union representation exists for the employees of the Company or any Material Subsidiary and no collective bargaining agreement is in place or being negotiated by the Company or a Material Subsidiary.

5.                  Representations and Warranties of the Agents. Each Agent hereby severally, and neither jointly, nor jointly and severally, represents and warrants to the Company, and acknowledges that the Company is relying upon each of such representations and warranties in entering into the transactions contemplated hereby, that:

(a)

Compliance with Securities Laws. In respect of the offer and sale of the Subscription Receipts, the Agent will conduct its activities in connection with the Offering in compliance with all applicable Securities Laws and the provisions of this Agreement.

(b)

Duly Registered. The Agent is duly registered pursuant to the provisions of the Securities Laws applicable to it, and is duly registered or licensed as an investment dealer or exempt market dealer in those jurisdictions in which it is required to be so registered in order to perform the services contemplated by this Agreement, or if or where not so registered or licensed, the Agent will act only through selling group members who are so registered or licensed.

(c)

General Solicitation or Advertising. The Agent and its Affiliates and representatives have not engaged in or authorized, and will not engage in or authorize, any form of general solicitation or general advertising in connection with the offer and sale of the Subscription Receipts, including but not limited to, by causing the sale of the Subscription Receipts to be advertised in any newspaper, magazine, printed public media or similar medium of general and regular paid circulation or broadcast over radio, television or telecommunications, including electronic display, and have not conducted, and will not conduct, any seminar or meeting in connection with the offer and sale of the Subscription Receipts whose attendees have been invited by general solicitation or general advertising.

(d)

No Prospectus or Registration Requirement. The Agent has not and will not solicit offers to purchase or sell the Subscription Receipts so as to require the filing of a prospectus, registration statement or offering memorandum with respect thereto.

An Agent will not be liable to the Company under this Section 5 with respect to a breach under this Section 5 by another Agent, such other Agent’s Affiliates or any selling group member appointed by such other Agent, as the case may be.

6.                  Closing Deliveries. The issuance and sale of the Subscription Receipts shall be completed at the Closing Time at the offices of Stikeman Elliott LLP in Toronto, Ontario or at such other place as GMP (on its own behalf and on behalf of the other Agents) and the Company may agree upon in writing. At the Closing Time, the Company shall duly and validly deliver to GMP (on its own behalf and on behalf of the other Agents): (a) the Subscription Receipts, by way of electronic deposit or physical certificates as directed by GMP, against transfer by GMP to the Subscription Receipt Agent of the Aggregate Subscription Price therefor, in lawful money of Canada by electronic money transfer, at the direction of the Company; (b) the Broker Warrant Certificates, registered as directed by GMP; and (c) the expenses referred to in Section 10 hereof.

7.                  Closing Conditions. The following are conditions precedent to the obligations of the Agents to complete the Closing and to arrange for the purchase of the Subscription Receipts at the Closing Time, and which conditions are to be satisfied by the Company at or before the Closing Time:

(a)

the Agents shall have received certificates, dated the Closing Date, signed by appropriate officers of the Company addressed to the Agents and their counsel, with respect to the constating documents of the Company, all resolutions of the Company’s board of directors relating to this Agreement and the other agreements and the transactions contemplated hereby, the incumbency and specimen signatures of signing officers in the form of a certificate of incumbency and such other matters as the Agents may reasonably request;

(b)

the Agents shall have received evidence that all requisite approvals, consents and acceptances of the appropriate regulatory authorities, the TSX and any other applicable third parties required to be made or obtained by the Company in order to complete the Offering have been made or obtained;

(c)

the issuance of the Subscription Receipts, the Unit Shares, the Warrants, the Warrant Shares, the Broker Warrants, the Broker Unit Shares, the Broker Unit Warrants and the Broker Shares, and the listing of the Unit Shares, the Warrant Shares, the Broker Unit Shares and the Broker Shares, shall have been conditionally accepted by the TSX, subject only to customary post-closing conditions required to be satisfied within the applicable time frame pursuant to the rules and policies of the TSX;

(d)

the Agents shall have received favourable legal opinions addressed to the Agents and the Purchasers, in form and substance satisfactory to the Agents’ counsel, dated the Closing Date, from Stikeman Elliott LLP, counsel to the Company, and where appropriate, local counsel to the Company in the other Selling Jurisdictions (other than the Province of Nova Scotia, in relation to which the Company shall not be obligated to deliver an opinion), which counsel in turn may rely, as to matters of fact, on certificates of public officials and officers of the Company, with respect to the following matters:

(i)

as to the incorporation and subsistence of the Company under the federal laws of Canada and as to the Company having the requisite corporate power and capacity under the federal laws of Canada to carry on business and to own, lease and operate properties and assets;

(ii)	as to the Company being a “reporting issuer” not included on the list of issuers in default in the Provinces of British Columbia, Alberta, Ontario and Québec;

(iii)	as to the authorized capital of the Company;

(iv)

as to the corporate power and authority of the Company to execute, deliver and perform its obligations under this Agreement, the Subscription Agreements, the Subscription Receipt Agreement, the Warrant Indenture and the Broker Warrant Certificates and to create, issue and sell, as applicable, the Subscription Receipts, the Unit Shares, the Warrants, the Warrant Shares, the Broker Warrants, the Broker Unit Shares, the Broker Unit Warrants and the Broker Shares;

(v)

each of this Agreement, the Subscription Agreements, the Subscription Receipt Agreement, the Warrant Indenture and the Broker Warrant Certificates have been duly authorized, executed and delivered by the Company and constitute a valid and legally binding obligation of the Company enforceable against it in accordance with their respective terms, except as enforcement thereof may be limited by bankruptcy, insolvency, liquidation, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and the qualification that the enforceability of rights of indemnity, contribution and waiver and the ability to sever unenforceable terms may be limited by applicable law;

(vi)

the execution and delivery of this Agreement, the Subscription Agreements, the Subscription Receipt Agreement, the Warrant Indenture and the Broker Warrant Certificates and the performance by the Company of its obligations hereunder and thereunder, and the sale or issuance of the Subscription Receipts, the Unit Shares, the Warrants, the Warrant Shares, the Broker Warrants, the Broker Unit Shares, the Broker Unit Warrants and the Broker Shares do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with the constating documents of the Company, any resolutions of the shareholders or directors (including committees of the board of directors) of the Company, any applicable corporate laws or any applicable Securities Laws;

(vii)	the Subscription Receipts have been duly and validly created and issued;

(viii)

the Unit Shares have been authorized and allotted for issuance and, upon the automatic conversion of the Subscription Receipts in accordance with the provisions of the Subscription Receipt Agreement, the Unit Shares will be validly issued as fully paid and non-assessable Common Shares;

(ix)

the Warrants have been duly and validly created and authorized for issuance and, upon the automatic conversion of the Subscription Receipts in accordance with the provisions of the Subscription Receipt Agreement, the Warrants will be validly issued;

(x)

the Warrant Shares have been authorized and allotted for issuance and, upon the due exercise of the Warrants in accordance with the provisions of the Warrant Indenture, the Warrant Shares will be validly issued as fully paid and non- assessable Common Shares;

(xi)	the Broker Warrants have been duly and validly created and issued;

(xii)

the Broker Unit Warrants have been duly and validly created and authorized for issuance and, upon the due exercise of the Broker Warrants in accordance with the provisions of the Broker Warrant Certificates, the Broker Unit Warrants will be validly issued;

(xiii)

the Broker Unit Shares and the Broker Shares have been authorized and allotted for issuance and, upon the due exercise of the Broker Warrants and the Broker Unit Warrants in accordance with the provisions of the Broker Warrant Certificates and the Warrant Indenture, as applicable, the Broker Unit Shares and the Broker Shares will be validly issued as fully paid and non-assessable Common Shares;

(xiv)

the issuance and sale by the Company of the Subscription Receipts to the Purchasers and the issuance of the Broker Warrants to the Agents in accordance with the terms of this Agreement are exempt from the prospectus requirements of applicable Securities Laws in the Selling Jurisdictions and no documents are required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under the applicable Securities Laws to permit such issuance and sale; it being noted, however, that the Company is required to file or cause to be filed with the applicable Securities Regulators, a report on Form 45- 106F1 and/or Form 45-106F6 prepared and executed pursuant to NI 45-106, together with the prescribed filing fee, within 10 days following the Closing Date;

(xv)

the issuance and delivery by the Company of the Unit Shares and the Warrants upon the automatic conversion of the Subscription Receipts, of the Warrant Shares upon the due exercise of the Warrants, of the Broker Unit Shares and the Broker Unit Warrants upon the due exercise of the Broker Warrants, and of the Broker Shares upon the due exercise of the Broker Unit Warrants, will be exempt from the prospectus and registration requirements of applicable Securities Laws in the Selling Jurisdictions and no documents are required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under the applicable Securities Laws to permit such issuance and delivery;

(xvi)

no documents will be required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under the applicable Securities Laws in connection with the first trade of the Subscription Receipts, the Unit Shares, the Warrants, the Warrant Shares, the Broker Warrants, the Broker Unit Shares, the Broker Unit Warrants or the Broker Shares by the holders thereof, as the case may be, provided that a period of four (4) months has lapsed from the Closing Date; and

(xvii)	such other matters as the Agents or their counsel may reasonably request;

(e)

the Agents shall have received favourable legal opinions addressed to the Agents and the Purchasers, in form and substance satisfactory to the Agents’ counsel, dated the Closing Date, from Stikeman Elliott LLP, counsel to the Company, and where appropriate, local counsel to the Company, which counsel in turn may rely, as to matters of fact, on certificates of public officials and officers of the applicable Opinion Subsidiary, with respect to the following matters for each Opinion Subsidiary:

(i)	as to the incorporation and existence of such Opinion Subsidiary under the laws of its jurisdiction of incorporation;

(ii)

as to such Opinion Subsidiary having the requisite corporate power and capacity under the laws of its jurisdiction of incorporation to carry on business and to own, lease and operate properties and assets; and

(iii)	as to the authorized and issued capital of such Opinion Subsidiary and the ownership thereof;

(f)

the Agents shall have received favourable title opinions addressed to the Agents and the Purchasers, in form and substance satisfactory to the Agents and Agents’ counsel, acting reasonably, dated the Closing Date, with respect to the title and ownership interest in the Galena Complex, the Nuestra Senora Mine and the San Rafael Property;

(g)

the Agents shall have received a certificate of status or similar certificate from the jurisdictions in which the Company and those Material Subsidiaries which are not Opinion Subsidiaries are incorporated;

(h)	the Agents shall have received a certificate from the Transfer Agent as to the issued and outstanding Common Shares as at the close of business on the Business Day prior to the Closing Date;

(i)

the Subscription Receipt Agent shall have been duly appointed as the subscription receipt agent in respect of the Subscription Receipts and the Agents shall have received a certificate from the Subscription Receipt Agent as to its appointment as the subscription receipt agent in respect of the Subscription Receipts;

(j)

the Warrant Agent shall have been duly appointed as the warrant agent in respect of the Warrants and the Broker Unit Warrants and the Agents shall have received a certificate from the Warrant Agent as to its appointment as the warrant agent in respect of the Warrants and the Broker Unit Warrants;

(k)

the Agents shall have received from each of the officers and directors of the Company, lock-up agreements pursuant to Section 2(a)(xv) hereof in favour of the Agents, in a form as agreed upon between the Agents and the Company, acting reasonably;

(l)

the Subscription Agreements, the Subscription Receipt Agreement, the Warrant Indenture and the Broker Warrant Certificates shall have been executed and delivered by the parties thereto (other than GMP, as applicable) in form and substance satisfactory to the Agents and their counsel; and

(m)

the Agents shall, in their sole discretion, acting reasonably, be satisfied with their due diligence review with respect to the business, assets, financial condition, affairs and prospects of the Company (and the Subsidiaries).

8.                  Rights of Termination. Each Agent shall be entitled, at its sole option, to terminate and cancel, without any liability on the part of such Agent or on the part of the other Agents and the Purchasers, all of its obligations (and those of any Purchasers arranged by it) under this Agreement, by written notice to that effect given to the Company at or prior to the Closing Time, if at any time prior to the Closing:

(a)	Due Diligence. The Agents (or any one of them) are not satisfied in their sole discretion, acting reasonably, with their due diligence review and investigations;

(b)

Material Change. There is, in the opinion of the Agents (or any one of them), acting reasonably, a material change or a change in any material fact, or there should be discovered any previously undisclosed material fact or a new material fact shall arise which would be expected to have a significant adverse change or effect on the business, affairs, prospects or financial condition of the Company or its material properties or on the market price or the value of the securities of the Company;

(c)

Market. The state of the financial markets, whether national or international, is such that in the reasonable opinion of the Agents (or any one of them) the Subscription Receipts cannot be marketed profitably;

(d)

Disaster. There should develop, occur or come into effect or existence, any event, action, state, or condition of any nature, including without limitation, accident, act of terrorism, public protest, major financial occurrence, or governmental law or regulation which in the reasonable opinion of the Agents (or any one of them), materially adversely affects or involves or may materially adversely affect the financial markets or the business, affairs, prospects or financial condition of the Company or its material properties or the market price or value of the Common Shares or the marketability of the Subscription Receipts;

(e)

Proceedings. An order shall have been made or threatened to cease or suspend trading in the Common Shares, or to otherwise prohibit or restrict the distribution or trading of the Subscription Receipts, the Underlying Units, the Common Shares or any other securities of the Company, or proceedings are announced or commenced for the making of any such order by any securities regulatory authority or similar regulatory or judicial authority or the TSX, which order has not been rescinded, revoked or withdrawn; or

(f)

Breach. The Company is in breach of a material term of this Agreement that may not reasonably be expected to be remedied prior to the Closing Time or any representation or warranty given by the Company in this Agreement becomes or is false.

9.                  Exercise of Termination Right. The rights of termination contained in Section 8 hereof are in addition to any other rights or remedies the Agents may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination by any of the Agents, there shall be no further liability on the part of such Agents, or on the part of the Company to such Agents, under this Agreement, except in respect of any liability which may have arisen prior to such termination or may arise after such termination in respect of acts or omissions prior to such termination or under Sections 10 and 12 hereof.

10.                  Expenses. Whether or not the sale of the Subscription Receipts shall be completed, the Company will pay all expenses and fees and all applicable taxes thereon in connection with the Offering, including, without limitation: (i) all expenses of or incidental to the creation, issue, sale or distribution of the Subscription Receipts; (ii) the fees and expenses of the Company’s legal counsel; (iii) all costs incurred in connection with the preparation of documentation relating to the Offering; (iv) all reasonable fees and disbursements of the Agents’ legal counsel up to a maximum aggregate amount of $150,000, inclusive of fees of Agents’ legal counsel incurred in connection with the Unit Offering, exclusive of applicable taxes and disbursements; and (v) all reasonable “out-of-pocket expenses” of the Agents. All expenses payable by the Company to the Agents may at the option of the Agents be netted out of the gross proceeds of the Offering otherwise payable by the Agents to the Subscription Receipt Agent on the Closing Date, will be paid by the Company upon receiving one or more invoices therefor from the Agents and, in the event that the Escrow Release occurs, any remaining unpaid expenses of the Agents may at the option of the Agents be netted out of the Escrowed Funds and released by the Subscription Receipt Agent to GMP (on its own behalf and on behalf of the other Agents) at the time of the Escrow Release.

11.                  Survival of Representations and Warranties. All representations, warranties, covenants and agreements of the Company herein contained or contained in any documents submitted pursuant to this Agreement and in connection with the transactions herein contemplated shall survive the Closing and, notwithstanding such Closing or any investigation made by or on behalf of the Agents or the Purchasers with respect thereto, shall continue in full force and effect for the benefit of the Agents and the Purchasers for a period of two years following the Closing Date. The representations, warranties, covenants and agreements of the Agents herein contained shall survive the Closing and, notwithstanding such Closing or any investigation made by or on behalf of the Company with respect thereto, shall continue in full force and effect for the benefit of the Company for a period of two years following the Closing Date. Notwithstanding the foregoing, the provisions contained in this Agreement in any way related to the indemnification of the Agents by the Company or the contribution obligations of the Company, including without limitation Section 12, shall survive and continue in full force and effect.

12.                  Indemnity and Contribution.

(a)                  The Company and its affiliated companies (collectively, the “Indemnitor”) hereby jointly and severally indemnify and hold the Agents, each of their respective Affiliates, and each of their respective directors, officers, employees, unitholders, shareholders and agents (hereinafter referred to collectively as, the “Personnel”) harmless from and against any and all expenses, losses (other than loss of profits), claims, actions, damages, obligations, or liabilities, whether joint or several, and the reasonable fees and expenses of their counsel, that may be incurred in advising with respect to and/or defending any claims, actions (including shareholder actions, derivative actions or otherwise), suits, investigations or proceedings to which the Agents and/or the Personnel may become subject or otherwise involved in any capacity under any statute or common law, or otherwise insofar as such expenses, losses, claims, damages, obligations, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Indemnitor by the Agents and the Personnel hereunder, or otherwise in connection with the matters referred to in this Agreement (including the aggregate amount paid in reasonable settlement of any such actions, suits, investigations, proceedings or claims that may be made against the Agents and/or the Personnel, provided that the Indemnitor has agreed to such settlement), provided, however, that this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgement that has become non-appealable shall determine that:

(i)	the Agents and/or the Personnel have been grossly negligent or have committed willful misconduct or any fraudulent act in the course of such performance; and

(ii)	the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were primarily caused by the actions referred to in (i) above.

(b)                  If for any reason (other than the occurrence of any of the events itemized in (i) or (ii) above), the foregoing indemnification is unavailable to the Agents or any Personnel or insufficient to hold the Agents or any Personnel harmless, then the Indemnitor shall contribute to the amount paid or payable by the Agents or any Personnel as a result of such expense, loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor on the one hand and the Agents or any Personnel on the other hand but also the relative fault of the Indemnitor and the Agents or any Personnel, as well as any relevant equitable considerations, provided that the Indemnitor shall in any event contribute to the amount paid or payable by the Agents or any Personnel as a result of such expense, loss, claim, damage or liability and any excess of such amount over the amount of the fees actually received and retained by the Agents pursuant to this Agreement.

(c)                  The Indemnitor agrees that in case any legal proceeding shall be brought against the Indemnitor and/or the Agents by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, or shall investigate the Indemnitor and/or the Agents, and/or any Personnel of the Agents shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Indemnitor by the Agents, the Agents shall have the right to employ their own counsel in connection therewith provided the Agents act reasonably in selecting such counsel, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Agents, respectively for time spent by the Agents’ Personnel in connection therewith unless such proceeding has been caused solely by or is the result of the gross negligence, fraud or misconduct of the Agents, or any Personnel) and out-of-pocket expenses incurred by the Personnel in connection therewith shall be paid by the Indemnitor as they occur.

(d)                  Promptly after receipt of notice of the commencement of any legal proceeding against the Agents or any of the Agents or after receipt of notice of the commencement or any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, the Agents will notify the Indemnitor in writing of the commencement thereof and, throughout the course thereof, will provide copies of all relevant documentation to the Indemnitor, will keep the Indemnitor advised of the progress thereof and will discuss with the Indemnitor all significant actions proposed. However, any delay or failure by the Agents to notify the Indemnitor will not relieve the Indemnitor of its obligations to indemnify the Agents and/or any Personnel except to the extent that the delay or failure to do so has been prejudicial to the Indemnitor or results in any increase in the liability which the Indemnitor would otherwise have under this indemnity had the Agents not so delayed in giving or failed to give the notice required hereunder.

(e)                  The Indemnitor shall on behalf of itself and on behalf of the Agents and/or any Personnel, as applicable, be entitled (but not required) to assume the defence of any suit brought to enforce such legal proceeding; provided, however, that the defence shall be conducted through legal counsel acceptable to the Agents and/or any Personnel, as applicable, acting reasonably and that no settlement of any such legal proceeding may be made by the Indemnitor without the prior written consent of the Agents and/or any Personnel, as applicable, and none of the Agents and/or any Personnel, as applicable, shall be liable for any settlement of any such legal proceeding unless it has consented in writing to such settlement, such consent not to be unreasonably withheld. The Agents and the Personnel shall have the right to appoint their own separate counsel at the Indemnitor’s cost if: (i) the employment of such counsel has been authorized in writing by the Indemnitor; (ii) the Indemnitor has not assumed the defence and employed counsel therefor within a reasonable time after receiving notice of such action, suit, proceeding, claim or investigation; or (iii) counsel retained by the Indemnitor or the Agents has advised the Agents that representation of all such parties by the same counsel would be inappropriate for any reason, including without limitation because there may be legal defences available to the Agents which are different from or in addition to those available to the Indemnitor (in which event and to that extent, the Indemnitor shall not have the right to assume or direct the defence on the Agents’ behalf) or that there is a conflict of interest between the Indemnitor and the Agents or the subject matter of the action, suit, proceeding, claim or investigation may not fall within the indemnity set forth herein (in either of which events the Indemnitor shall not have the right to assume or direct the defence on the Agents’ behalf).

(f)                   The indemnity and contribution obligations of the Indemnitor hereunder shall be in addition to any liability which the Indemnitor may otherwise have, shall extend upon the same terms and conditions to the Personnel and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnitor, the Agents and any of the Personnel. This Section 12 shall survive the completion of the professional services rendered under this Agreement or any termination of this Agreement.

(g)                   With respect to any Person who may be indemnified by this Section 12 and is not a party to this Agreement, the rights and benefits of this Section 12 are hereby granted to such Person and the Agents are hereby appointed as trustees of such rights and benefits for such Person, and the Agents hereby accept such trust and agree to hold such rights and benefits for and on behalf of such Person.

13.                  Advertisements. The Company acknowledges that the Agents shall have the right, subject always to Sections 1(a) and (c) hereof, at their own expense, to place such advertisement or advertisements relating to the Offering contemplated herein as the Agents may consider desirable or appropriate and as may be permitted by applicable law, including applicable Securities Laws. The Company and the Agents each agree that they will not make or publish any advertisement in any media whatsoever relating to, or otherwise publicize, the transaction provided for herein so as to result in any exemption from the prospectus and registration requirements of applicable securities legislation in any of the Provinces of Canada in which the Subscription Receipts shall be offered or sold not being available.

14.                  Agents’ Commission. In consideration of the services to be rendered by the Agents in connection with the Offering, the Company shall pay the Agents a cash commission equal to 5.0% of the aggregate gross proceeds realized by the Company from the sale of the Subscription Receipts pursuant to the Offering (the “Commission”). As additional consideration, the Company shall also issue to the Agents that number of broker warrants (the “Broker Warrants”) equal to 7.0% of the aggregate number of Subscription Receipts sold pursuant to the Offering. Each Broker Warrant will entitle the holder thereof to acquire an Underlying Unit (a “Broker Unit”) at a price of $0.35 per Broker Unit, upon the satisfaction of the Release Conditions on or prior to the Release Deadline, at any time in whole or from time to time in part until the date which is 24 months following the Closing Date. Each Broker Unit will consist of one Common Share (a “Broker Unit Share”) and one-quarter of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Broker Unit Warrant”). Each Broker Unit Warrant will entitle the holder thereof to acquire one Common Share (a “Broker Share”) at a price of $0.39 per Broker Share at any time in whole or from time to time in part until the Expiry Date. The obligation of the Company to pay the Commission shall arise upon the satisfaction of the Release Conditions on or prior to the Release Deadline, and shall be netted out of the Escrowed Funds and released by the Subscription Receipt Agent to GMP (on its own behalf and on behalf of the other Agents) at the time of the Escrow Release, and to execute and deliver the Broker Warrant Certificates shall arise at the Closing Time.

15.                  Action by Agents. All steps which must or may be taken by the Agents in connection with the Offering, with the exception of the matters relating to (i) termination of sale obligations, or (ii) indemnification, contribution or settlement, may be taken by GMP on behalf of itself and the other Agents and the execution of this Agreement by the other Agents and by the Company shall constitute the Company’s authority and obligation for accepting notification or other communication of any such steps from, and for delivering the Subscription Receipts in electronic form to or to the order of, GMP. GMP shall consult with the other Agents with respect to all notices or other communications to or with the Company. The rights and obligations of the Agents under this Agreement shall be several and neither joint nor joint and several. Nothing in this Agreement is intended to create any relationship in the nature of a partnership or joint venture between the Agents.

16.                  Notices. Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “notice”) shall be in writing addressed as follows:

(a)	If to the Company, to it at:

Americas Silver Corporation
145 King Street West, Suite 2870
Toronto, Ontario M5H 1J8

Attention:                              Darren Blasutti, President and Chief Executive Officer
Facsimile Number:                1 (866) 401-3069

with a copy to (which will not constitute delivery):

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario M5L 1B9

Attention:                                Michael Burkett
Facsimile Number:                 (416) 947-0866

(b)	If to the Agents, to GMP (on behalf of the Agents) at:

GMP Securities L.P.
145 King Street West, Suite 300
Toronto, Ontario M5H 1J8

Attention:                  Doug Bell
Facsimile                    Number: (416) 943-6160

with a copy to (which will not constitute delivery):

Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, Ontario M5H 3C2

Attention:                               Chad Accursi
Facsimile Number:                 (416) 642-7131

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by facsimile transmission to the addressee and (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by facsimile transmission shall be deemed to be given and received on the first Business Day following the day on which it is confirmed to have been sent.

17.                  Time of the Essence. Time shall, in all respects, be of the essence hereof.

18.                  Canadian Dollars. All references herein to dollar amounts are to lawful money of Canada unless otherwise indicated.

19.                  Headings. The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

20.                  Singular and Plural, etc. Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

21.                  No Fiduciary Relationship. The Company acknowledges and agrees that: (a) the Agents have acted at arm’s length to the Company, no Agent has assumed or will assume a fiduciary responsibility in favour of the Company with respect to the Offering or the process leading thereto and no Agent has any duty or obligation to the Company with respect to the Offering except the obligations expressly set forth in this Agreement; (b) the Agents and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company; and (c) the Agents have not provided any legal, accounting, regulatory or tax advice with respect to the Offering and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate. The Company waives to the full extent permitted by applicable law any claims it may have against the Agents arising from an alleged breach of fiduciary duty in connection with the Offering.

22.                  TMX Group. The Company acknowledges that GMP, or an Affiliate thereof, owns or controls an equity interest in TMX Group Limited (“TMX Group”) and has a nominee director serving on the TMX Group’s board of directors. As such, such investment dealer may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the TSX. No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of such dealer supplying or continuing to supply a product or service.

23.                  Entire Agreement. This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior communications, negotiations, representations, understandings and agreements between the parties with respect to the subject matter hereof, whether verbal or written, including, without limitation, the engagement letter between the Company and GMP dated as of May 24, 2016 in respect of the Offering, but excluding, for certainty, the agency agreement dated as of June 9, 2016 between the Company and the Agents in respect of the Unit Offering. This Agreement may be amended or modified in any respect by written instrument only.

24.                  Severability. The invalidity, illegality or unenforceability of any particular provision of this Agreement shall not affect or limit the validity, legality or enforceability of the remaining provisions of this Agreement.

25.                  Governing Law. This Agreement shall be governed by and be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

26.                  Successors and Assigns. The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Company, the Agents and the Purchasers and their respective executors, heirs, successors and permitted assigns; provided that, except as provided herein or in the Subscription Agreements, this Agreement shall not be assignable by any party without the written consent of the others.

27.                  Further Assurances. Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

28.                  Effective Date. This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

29.                  Counterparts and Facsimile. This Agreement may be executed in any number of counterparts and delivered in original, facsimile or PDF form, each of which when so executed and delivered shall be deemed to constitute an original and all of which taken together shall form one and the same agreement.

[Remainder of Page Intentionally Left Blank]

If the Company is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and delivering the same to the Agents.

GMP SECURITIES L.P.

Per:	“Doug Bell”
Name: Doug Bell
Title: Vice Chairman and Co -Head, Investment
Banking

MEDALIST CAPITAL LTD.

Per:	“Riley Keast”
Name: Riley Keast
Title: Partner

CORMARK SECURITIES INC.

Per:	“Darren Wallace”
Name: Darren Wallace
Title: Managing Director, Investment Banking

MACKIE RESEARCH CAPITAL CORPORATION

Per:	“David Greifenberger”
Name: David Greifenberger
Title: Managing Director, Investment Banking

The foregoing is hereby accepted on the terms and conditions therein set forth. DATED as of this 14th day of June, 2016.

AMERICAS SILVER CORPORATION

Per:     “Darren Blasutti”
             Name: Darren Blasutti
            Title: President and Chief Executive Officer

Execution Version

SCHEDULE “A”

SUBSIDIARIES

This is Schedule “A” to the agency agreement dated as of June 14, 2016 between Americas Silver Corporation and GMP Securities L.P., Medalist Capital Ltd., Cormark Securities Inc. and Mackie Research Capital Corporation.

Name of Subsidiary	Jurisdiction	Percentage Owned (Directly or Indirectly)
Platte River Gold Inc.	Yukon	100%
U.S. Silver Corporation	Canada	100%
U.S. Silver & Gold Inc.	Ontario	100%
RX Gold & Silver Inc.	Ontario	100%
Drumlummon US Ltd.	Delaware	100%
Drumlummon Gold Corp.	Delaware	100%
United States Silver, Inc.	Delaware	100%
U.S. Silver – Idaho, Inc.	Delaware	100%
Scorpio Holding Two Limited	British Virgin Islands	100%
Scorpio Holding One Limited	British Virgin Islands	100%
Minera Platte River Gold S.A. de R L de C.V.	Mexico	100%
Minera Cosalá S.A. de C.V.	Mexico	100%
USSG Cayman Ltd.	Cayman Islands	100%
USSG LP	Delaware	100%
Drumlummon ULC	Alberta	100%

A – 1

Execution Version

SCHEDULE “B”

MATERIAL SUBSIDIARIES

This is Schedule “B” to the agency agreement dated as of June 14, 2016 between Americas Silver Corporation and GMP Securities L.P., Medalist Capital Ltd., Cormark Securities Inc. and Mackie Research Capital Corporation.

Name of Subsidiary	Ownership Information
Platte River Gold Inc.	100% owned directly by the Company
Minera Platte River Gold S.A. de R L de C.V.	100% owned directly by Platte River Gold Inc.
U.S. Silver & Gold Inc.	100% owned directly by the Company
RX Gold & Silver Inc.	100% owned directly by U.S. Silver & Gold Inc.
U.S. Silver Corporation	88% owned directly by U.S. Silver & Gold Inc. 12% owned directly by RX Gold & Silver Inc.
United States Silver, Inc.	100% owned directly by U.S. Silver Corporation
U.S. Silver – Idaho, Inc.	100% owned directly by United States Silver, Inc.
Scorpio Holding Two Limited	100% owned directly by the Company
Scorpio Holding One Limited	100% owned directly by Scorpio Holding Two Limited
Minera Cosalá S.A. de C.V.	100% owned directly by Scorpio Holding One Limited

B – 1

Execution Version

SCHEDULE “C”

DETAILS OF OUTSTANDING CONVERTIBLE SECURITIES
AND RIGHTS TO ACQUIRE SECURITIES

This is Schedule “C” to the agency agreement dated as of June 14, 2016 between Americas Silver Corporation and GMP Securities L.P., Medalist Capital Ltd., Cormark Securities Inc. and Mackie Research Capital Corporation.

1.	Stock Options Outstanding as at June 14, 2016

The Company has 24,253,992 stock options outstanding, each exercisable for one Common Share, of which 16,003,977 are vested. The outstanding stock options are exercisable between $0.17 and $3.01 per Common Share and expire between June 23, 2016 and February 23, 2019.

2.	Warrants Outstanding as at June 14 , 2016

The Company has 82,755,697 warrants to acquire Common Shares outstanding, each exercisable for one Common Share (other than as set forth in Note 2 below), as follows:

Number of Warrants	Exercise Price	Issuance Date	Expiry Date	Notes
16,666,666	$0.39	June 2016	June 9, 2021
30,000,000	$0.10	Feb 2016	Feb 11, 2019
3,693,333	$0.10	Nov 2015	Nov 10, 2018	Note 1
350,000	$0.13	Aug 2015	Aug 26, 2018	Note 1
2,777,778	$0.10	Aug 2015	Aug 26, 2018	Note 1
2,736,000	$0.25	Aug 2015	Aug 26, 2018
5,346,639	$0.13	May 2015	May 27, 2018	Note 1
6,110,444	$0.23	Dec 2014	Dec 22, 2017	Note 2
6,100,000	$0.10	Aug 2013	Aug 7, 2020	Note 1, Note 2
8,094,517	$0.45	Aug 2013	Aug 22, 2016	Note 2
880,320	$0.38	Aug 2013	Aug 22, 2016	Note 2
82,755,697

Notes

Note 1 – The Company amended the exercise price of 24,321,111 warrants to $0.10 and of 5,809,493 warrants to $0.13 on February 11, 2016.

Note 2 – The warrants issued prior to fiscal 2015 represent 13,205,524 warrants previously issued by U.S. Silver & Gold Inc. and are now exercisable for Common Shares under a 1.68 exchange ratio as a result of the merger between U.S. Silver & Gold Inc. and the Company.

3.	Broker Warrants Outstanding as at June 14, 2016

The Company has 4,666,666 broker warrants outstanding, each exercisable for one broker unit (a “Broker Unit”) comprised of one Common Share and one-quarter of one Common Share purchase warrant at a price of $0.35 per Broker Unit until June 9, 2018.

4.	Restricted Share Units Outstanding as at June 14, 2016

The Company has a total number of vested restricted share units outstanding of 3,019,728, each of which may be satisfied by the issuance of one Common Share.

C – 1

5.	Deferred Share Units Outstanding as at June 14, 2016

The Company has a total number of vested deferred share units outstanding of 2,165,161, each of which may be satisfied by the issuance of one Common Share.